For the period ended (a) October 31, 1995
File number (c) 811-5542


                                SUB-ITEM 77J


                    Reclassification of Capital Accounts



Reclassification of Capital Accounts: Effective November 1, 1993, the Trust began accounting and reporting for distributions to shareholders in accordance with Statement of Position 93-2: Determination, Disclosure and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. As a result of this statement, the Trust changed the classification of certain distributions to shareholders for financial reporting purposes. The cumulative effect of adopting the statement for the year ended October 31, 1995 was to decrease paid-in-capital in excess of par and increase undistributed net investment income by $5,722,006. Net investment income, net realized gains and net assets were not affected by this change.